Filed by: BHP Billiton Plc

and BHP Billiton Limited

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Rio Tinto Plc

Commission File No.: 001-10533

STRONG START TO THE YEAR – MAINTAIN OUR FOCUS

Quarterly message to all employees from Marius Kloppers, CEO

By now you will be aware BHP Billiton has made an offer to Rio Tinto shareholders to combine our two companies. We believe that our offer of 3.4 BHP Billiton shares for each Rio Tinto share is compelling and responsible. The process that now follows will be complex and long. The necessary regulatory clearances are expected to be obtained in the second half of 2008. We have a small, dedicated team working on this transaction.

While these processes take their course, we still have a vibrant business to manage and customers who depend on our products for their success. For the vast majority of us, the central task over coming months is to stay focused on running our operations in a safe and excellent manner. Whatever the final outcome of our offer for Rio Tinto, our performance will continue to be measured by safely delivering productivity and profitability.

So, it is timely that our Interim Results - announced this week - show an excellent operating and financial performance. Sadly, we cannot say the same about our safety performance. As I said in my meetings with the media and the analysts yesterday, the only acceptable performance on safety is to have no fatalities, to deliver zero harm.

Our production performance across the business was strong, with record or equal record production for seven of our major commodities. We significantly increased production across a further six commodities. Production records or equal records were achieved by 12 assets in six of our CSGs. Well done to all involved in these outcomes.

Growth during this period was also strong. We completed seven major growth projects and approved four new projects. We currently have 14 major projects under development with a total budgeted investment of US$9,405 million.

Our results also record outstanding cost control in the face of significant cost pressures. You can read more about our results in this issue of Resourceful Minds.

I know I can count on your continuing support and hard work in the months ahead.

SAFETY WEEK UPDATE

Safety Week was a great success right across the company. I have been very encouraged by the level of engagement and impressed by the range and quality of ideas that have come forward. I want to record my appreciation to all who participated. We need to keep this momentum going to ensure our awareness remains at this level throughout the entire year. Our safety group and the GMC are now considering the ideas and feedback generated through Safety Week. We will review our procedures as necessary and establish an ongoing safety campaign. In the meantime please keep safety at the forefront of your mind as you go about your work. We simply must be relentless on safety.

Thank you for your efforts during the first half of this year - I wish you all a safe and successful third quarter.

Marius Kloppers

Chief Executive Officer

The directors of BHP Billiton accept responsibility for the information contained in this document. Having taken all reasonable care to ensure that such is the case, the information contained in this document is, to the best of the knowledge and belief of the directors of BHP Billiton, in accordance with the facts and contains no omission likely to affect its import.

Information Relating to the US Offer for Rio Tinto plc

BHP Billiton plans to register the offer and sale of securities it would issue to Rio Tinto plc US shareholders and Rio Tinto plc ADS holders by filing with the U.S. Securities and Exchange Commission (the “SEC”) a Registration Statement (the “Registration Statement”), which will contain a prospectus (“Prospectus”), as well as other relevant materials. No such materials have yet been filed. This communication is not a substitute for any Registration Statement or Prospectus that BHP Billiton may file with the SEC.

U.S. INVESTORS AND U.S. HOLDERS OF RIO TINTO PLC SECURITIES AND ALL HOLDERS OF RIO TINTO PLC ADSs ARE URGED TO READ ANY REGISTRATION STATEMENT, PROSPECTUS AND ANY OTHER DOCUMENTS MADE AVAILABLE TO THEM AND/OR FILED WITH THE SEC REGARDING THE POTENTIAL TRANSACTION, AS WELL AS ANY AMENDMENTS AND SUPPLEMENTS TO THOSE DOCUMENTS, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Investors and security holders will be able to obtain a free copy of the Registration Statement and the Prospectus as well as other relevant documents filed with the SEC at the SEC’s website (http://www.sec.gov), once such documents are filed with the SEC. Copies of such documents may also be obtained from BHP Billiton without charge, once they are filed with the SEC.

Information for US Holders of Rio Tinto Limited Shares

BHP Billiton Limited is not required to, and does not plan to, prepare and file with the SEC a registration statement in respect of the Rio Tinto Limited Offer. Accordingly, Rio Tinto Limited shareholders should carefully consider the following:

The Rio Tinto Limited Offer will be an exchange offer made for the securities of a foreign company. Such offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document will be prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

Information Relating to the US Offer for Rio Tinto plc and the Rio Tinto Limited Offer for Rio Tinto shareholders located in the US

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since the issuers are located in a foreign country, and some or all of their officers and directors may be residents of foreign countries. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that BHP Billiton may purchase securities of either Rio Tinto plc or Rio Tinto Limited otherwise than under the exchange offer, such as in open market or privately negotiated purchases.